   As filed with the Securities and Exchange Commission on January 16, 2001

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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               ----------------

                                  SCHEDULE TO
                            TENDER OFFER STATEMENT
                                     UNDER
                         SECTION 14(d)(1) OR 13(e)(4)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO.   )

                          The India Growth Fund Inc.
                      (Name of Subject Company (issuer))

                          The India Growth Fund Inc.
                (Names of Filing Persons (offeror and issuer))

                    Common Stock, Par Value $.01 Per Share
                        (Title of Class of Securities)

                                   454090101
                     (CUSIP Number of Class of Securities)

                                Paul Schubert,
                          The India Growth Fund Inc.
                  c/o Mitchell Hutchins Asset Management Inc.
                              51 West 52nd Street
                              New York, NY 10019
     (Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                                with a copy to:
                              Laurence E. Cranch
                      Clifford Chance Rogers & Wells LLP
                                200 Park Avenue
                           New York, New York 10166
                                (212) 878-8000

                           CALCULATION OF FILING FEE
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
                                                                             Amount of
                          Transaction Valuation                              Filing Fee
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
$53,242,597.30 (a).......................................................  $10,648.52 (b)
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
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(a) Calculated as the aggregate maximum purchase price to be paid for
    3,932,245 shares in the offer, based upon a price of $13.54 (equal to the net asset value per share of $13.54 on January 3, 2001).
(b) Calculated as 1/50th of 1% of the Transaction Valuation.
[_]Check the box if any part of the fee is offset as provided by Rule 0-
   11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
  Amount Previously Paid:
  Form or Registration No.
  Filing Party:
  Date Filed:
[_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
[_]third-party tender offer subject to Rule 14d-1.
[X]issuer tender offer subject to Rule 13e-4.
[_]going-private transactions subject to Rule 13e-3.
[_]amendment to Schedule 13D under rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

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

                            INTRODUCTORY STATEMENT

  This Issuer Tender Offer Statement on Schedule TO relates to an offer by The India Growth Fund Inc., a Maryland corporation (the "Fund"), to purchase for cash up to 40% of its outstanding shares, or 3,932,245 of the Fund's issued and outstanding shares of Common Stock, par value $0.01 per share, upon the terms and subject to the conditions contained in the Issuer Tender Offer Statement, dated January 16, 2001, and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer") and are filed as exhibits to this Schedule TO.

  The information in the Issuer Tender Offer Statement and the related Letter of Transmittal is incorporated herein by reference in answer to the items required to be disclosed in this Schedule TO.

Item 12. Exhibits.

 (a)(1)(i)   Issuer Tender Offer Statement, dated January 16, 2001.

 (a)(1)(ii)  Form of Letter of Transmittal.

 (a)(1)(iii) Form of Notice of Guaranteed Delivery.

             Form of Letter to Brokers, Dealers, Commercial Banks, Trust
 (a)(1)(iv)  Companies and Other Nominees.

 (a)(1)(v)   Form of Letter to Clients of Brokers, Dealers, Commercial Banks,
             Trust Companies and Other Nominees.

 (a)(1)(vi)  Form of Letter to Stockholders.

 (a)(2)      None.

 (a)(3)      Not Applicable.

 (a)(4)      Not Applicable.

 (a)(5)      None.

 (a)(6)      Press release issued on November 10, 2000.

 (a)(7)      Press release issued on December 15, 2000.

 (b)         None.

 (d)         None.

 (g)         None.

 (h)         None.

Item 13. Information Required by Schedule 13E-3.

  Not applicable.

                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          The India Growth Fund Inc.

                                             /s/ P.S. Subramanyam
                                          _____________________________________
                                             Name: P.S. Subramanyam
                                             Title: President and Chairman of
                                             the Fund

Dated: January 16, 2001